SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of APRIL 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                RYANAIR EXPANDS TO 27 ROUTES FROM FRANKFURT HAHN
                  4 NEW ROUTES TO PORTUGAL - POLAND - SLOVAKIA

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 19th April 2005) announced a major expansion at its Frankfurt Hahn base with 4 new European routes to Bratislava (Slovakia), Porto (Portugal), Gdansk and Rzeszow (Poland). Announcing the new routes, Sean Coyle Director of Scheduled Revenue said:

        "We opened our 1st German base in Frankfurt Hahn in February 2002 and today we are increasing this base with new routes to Gdansk and Rzeszow in Poland, Oporto in Portugal and for the first ever time to Bratislava in Slovakia. Ryanair will carry in excess of 3M passengers through Frankfurt Hahn in 2005 - saving EUR300M over the high fares charged by Lufthansa.

        "These fantastic new destinations are on sale right now at www.ryanair.com from EUR2.99*. We would urge passengers wishing to grab a bargain to these great new destinations to book now, as demand will be huge!"

* One Way Ex Taxes

FRANKFURT HAHN TO:
                     FARE (from)         FREQUENCY          START DATE
OPORTO                EUR2.99             DAILY             30th Oct 05
BRATISLAVA            EUR2.99             DAILY             30th Oct 05
GDANSK                EUR2.99           4 x Weekly          30th Oct 05
RZESZOW               EUR2.99           3 x Weekly          1st Nov 05

Ends.                         Tuesday, 19th April 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980300




                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 APRIL 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director